Exhibit 1

Form ATS-N
JPMS CRD # 79
Part I, Item 8—Identifying Information

Request: *Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.*

Response:

Schedule A –Direct Owners

Full Legal Name	CRD / Tax ID	Entity Type	Roles	Date Role Acquired	Ownership %	Control Person	Public Reporting Company
J.P. Morgan Broker- Dealer Holdings Inc.	13-4110995	Domestic Entity	Member	09/2010	75% or more	Y	N
Aidelson, David	7884539	Individual	Chief Legal Officer	02/2024	Less than 5%	N	N
Alaoui Abdallaoui, Rachid	7122597	Individual	Elected Manager	08/2024	Less than 5%	Y	N
Bartolomei, Danielle	4442543	Individual	Chief Compliance Officer- Broker Dealer	9/2023	Less than 5%	N	N
Bisesi, Brian J	3090554	Individual	Elected Manager	02/2022	Less than 5%	Y	N
Choi, Michael	6597789	Individual	Chief Compliance Officer – Registered Investment Adviser	9/2023	Less than 5%	N	N
Collins, James Michael	2725065	Individual	Chief Financial Officer	06/2008	Less than 5%	N	N
Dempsey, Patrick Paul	2830362	Individual	Treasurer	08/2013	Less than 5%	N	N
Foley, Kevin	4012244	Individual	Elected Manager	02/2024	Less than 5%	Y	N
Jury, Claudia	6403910	Individual	Elected Manager	02/2020	Less than 5%	Y	N
Klion, Roger	5082261	Individual	Chief Operating Officer	10/2020	Less than 5%	N	N
McCrum, Carrie	7675791	Individual	Elected Manager	9/2023	Less than 5%	Y	N
Sieg, William Phillip	1066159	Individual	Elected Manager	08/2021	Less than 5%	Y	N
Simmons, John E	2727754	Individual	Elected Manager	02/2021	Less than 5%	Y	N
Sippel, Jason Edwin	1718602	Individual	CEO, Chair, Elected Manager	01/2013	Less than 5%	Y	N

Exhibit 1

Full Legal Name	CRD / Tax ID	Entity Type	Roles	Date Role Acquired	Ownership %	Control Person	Public Reporting Company
Tepper, Eric David	2242377	Individual	Elected Manager	08/2017	Less than 5%	Y	N
Vienick, Paul	2212982	Individual	Elected Manager	02/2024	Less than 5%	Y	N